China Security and Surveillance Technology Inc.
4/F, East 3/B, Saige Science & Technology Park
Huaqiang, Shenzhen, China 518028
Tel: 86-755-82420906
Fax: 86-755-82407371

November 7, 2006

By Edgar Transmission and by facsimile

Mr. David H. Roberts
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  China Security & Surveillance Technology, Inc.
Registration Statement on Form S-4
Registration No. 333-137752
File on October 3, 2006

Dear Mr. Roberts:

On behalf of China Security and Surveillance Technology Inc. (“CSST” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 18, 2006 (the “Comment Letter”), providing the Staff’s comments with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comment is reprinted in bold and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1. You stated in the Approval of Shareholders section that you expect to receive written consent approving the merger from shareholders holding a majority of the outstanding shares of your common stock. Please advise us as to how you will comply with the Proxy Rules in seeking the written consents.

CSST Response: Rule 3a12-3(b) of the Securities Exchange Act Rules provides that “[s]ecurities registered by a foreign private issuer, as defined in Rule 3b-4, shall be exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Act.” Since the Company is a foreign private issuer, the proxy rules do not apply.

If you have any questions or comments regarding the foregoing information, please contact the undersigned at (01186-755) 82420906 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest, our outside special securities counsel at (202) 508-4281.

Sincerely, China Security and Surveillance Technology Inc.

By:	/s/ Terence Yap
Terence Yap Vice Chairman